UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GMH Communities Trust

(Name of Issuer)

Common Shares of Beneficial Interest, Par Value $0.001 Per Share

(Title of Class of Securities)

36188G 10 2

(CUSIP Number)

Joseph M. Macchione, Esq.

GMH Communities Trust

10 Campus Boulevard

Newtown Square, PA 19073

(610) 355-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36188G 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gary M. Holloway, Sr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,939,968(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,939,968(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,939,968(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(2)

13.	Percent of Class Represented by Amount in Row (11) 20.0%*

14.	Type of Reporting Person (See Instructions) IN

* Based on 39,699,843 common shares of beneficial interest, par value $0.001 per share (“common shares”), of the Issuer outstanding as of October 31, 2005, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2005.

(1)           Consists of common shares that may be acquired upon redemption of units of limited partnership interest (“units”) in GMH Communities, LP, the operating partnership of the Issuer, upon election of the holder.

(2)           The reporting person, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, disclaims beneficial ownership of 11,550 common shares held by his spouse. Does not include beneficial ownership of 9,048,861 units which are not redeemable for common shares because the reporting person’s beneficial ownership of common shares is restricted to no more than 20% of the then outstanding common shares.

CUSIP No. 36188G 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) College Park Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,250,000(1)

	8.	Shared Voting Power 6,689,968(1)

	9.	Sole Dispositive Power 1,250,000(1)

	10.	Shared Dispositive Power 6,689,968(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,939,968(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(2)

13.	Percent of Class Represented by Amount in Row (11) 20.0%*

14.	Type of Reporting Person (See Instructions) CO

* Based on 39,699,843 common shares of beneficial interest, par value $0.001 per share (“common shares”), of the Issuer outstanding as of October 31, 2005, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2005.

(1)           Consists of common shares that may be acquired upon redemption of units of limited partnership interest (“units”) in GMH Communities, LP, the operating partnership of the Issuer, upon election of the holder.

(2)           The reporting person, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, disclaims beneficial ownership of 11,550 common shares held by his spouse. Does not include beneficial ownership of 9,048,861 units which are not redeemable for common shares because the reporting person’s beneficial ownership of common shares is restricted to no more than 20% of the then outstanding common shares.

CUSIP No. 36188G 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GMH Associates, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 53,291(1)

	8.	Shared Voting Power 7,886,677(1)

	9.	Sole Dispositive Power 53,291(1)

	10.	Shared Dispositive Power 7,886,677(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,939,968(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(2)

13.	Percent of Class Represented by Amount in Row (11) 20.0%*

14.	Type of Reporting Person (See Instructions) CO

* Based on 39,699,843 common shares of beneficial interest, par value $0.001 per share (“common shares”), of the Issuer outstanding as of October 31, 2005, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2005.

(1)           Consists of common shares that may be acquired upon redemption of units of limited partnership interest (“units”) in GMH Communities, LP, the operating partnership of the Issuer, upon election of the holder.

(2)           The reporting person, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, disclaims beneficial ownership of 11,550 common shares held by his spouse. Does not include beneficial ownership of 9,048,861 units which are not redeemable for common shares because the reporting person’s beneficial ownership of common shares is restricted to no more than 20% of the then outstanding common shares.

CUSIP No. 36188G 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LVWD, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,500(1)

	8.	Shared Voting Power 7,927,468(1)

	9.	Sole Dispositive Power 12,500(1)

	10.	Shared Dispositive Power 7,927,468(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,939,968(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(2)

13.	Percent of Class Represented by Amount in Row (11) 20.0%*

14.	Type of Reporting Person (See Instructions) PN

* Based on 39,699,843 common shares of beneficial interest, par value $0.001 per share (“common shares”), of the Issuer outstanding as of October 31, 2005, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2005.

(1)           Consists of common shares that may be acquired upon redemption of units of limited partnership interest (“units”) in GMH Communities, LP, the operating partnership of the Issuer, upon election of the holder.

(2)           The reporting person, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, disclaims beneficial ownership of 11,550 common shares held by his spouse. Does not include beneficial ownership of 9,048,861 units which are not redeemable for common shares because the reporting person’s beneficial ownership of common shares is restricted to no more than 20% of the then outstanding common shares.

This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D filed on January 11, 2005 by Gary M. Holloway, Sr., the Chairman of the Board, President and Chief Executive Officer of GMH Communities Trust (the “Issuer”), and the following affiliates of Mr. Holloway: College Park Management, Inc., a Delaware corporation; GMH Associates, Inc., a Pennsylvania corporation; and LVWD, Ltd., a Florida limited partnership (collectively, the “Holloway Group” or the “Reporting Persons”).

Item 1.	Security and Issuer

This statement relates to common shares of beneficial interest, par value $0.001 per share (“Common Shares”), of the Issuer, that are issuable to the Reporting Persons upon redemption of units of limited partnership interest in GMH Communities, LP, a Delaware limited partnership and the operating partnership of the Issuer (the “Operating Partnership”). The principal executive offices of the Issuer are located at 10 Campus Boulevard, Newtown Square, Pennsylvania 19073.

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

On March 10, 2006, Gary M. Holloway, Sr., Chairman of the Board of Trustees and Chief Executive Officer of the Issuer, communicated to the Board of Trustees of the Issuer that he is considering making an offer to purchase the Issuer and is exploring various aspects of such an offer, including financing arrangements.  Mr. Holloway is in discussions to retain a financial advisor to assist him in pursuing such an offer and there is no assurance that he will make an offer.

Although the foregoing represents possible activities presently contemplated by Mr. Holloway with respect to the Issuer and the Common Shares, the possible activities are subject to change at any time.

Except as set forth above, the Reporting  Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

(a) and (b).             See the rows numbered 7, 8, 9, 10, 11 and 13 on each of pages 2 through 9 above, which are incorporated herein by reference. To the best knowledge of the Reporting Persons, none of the persons listed on Schedule I beneficially own any Common Shares other than the Common Shares identified herein.

(c).          No transactions in the Common Shares were effected by the Reporting Persons during the past 60 days, or to the best knowledge of the Reporting Persons, by any of the persons listed on Schedule I hereto during the past 60 days.

(d)           No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares that may be deemed to be beneficially owned by any Reporting Person, other than Mr. Holloway.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 15, 2006
Date
/s/ Gary M. Holloway, Sr.
Signature
Gary M. Holloway, Sr.
Name/Title